UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Cidara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

171757107

(CUSIP Number)

May 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

__________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,855,184 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,855,184 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,855,184 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)
12	TYPE OF REPORTING PERSON*

PN

(1) Includes 915,760 shares of Common Stock currently issuable upon the conversion of certain Series X Preferred Stock (defined in Item 4). Excludes 1,250,740, shares of Common Stock underlying certain Series X Preferred Stock currently not convertible due to the Conversion Limitation (defined in Item 4). As of the close of business on June 4, 2018, the Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants (defined in Item 4) to acquire 3,649,309 shares of Common Stock owned by BVF, as a result of the Warrants Limitation (defined in Item 4). As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		639,687 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

639,687 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

639,687 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3% (1)
12	TYPE OF REPORTING PERSON*

PN

(1) Excludes 1,475,120 shares of Common Stock underlying certain Series X Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on June 4, 2018, Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 2,484,992 shares of Common Stock owned by BVF2, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,018 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

155,018 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,018 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON*

PN

(1) Excludes 357,470 shares of Common Stock underlying certain Series X Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on June 4, 2018, Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 602,198 shares of Common Stock owned by Trading Fund OS, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,018 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

155,018 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,018 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON*

CO

(1) Excludes 357,470 shares of Common Stock underlying certain Series X Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on June 4, 2018, Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 602,198 shares of Common Stock owned by Trading Fund OS, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,846,430 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,846,430 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,846,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON*

PN, IA

(1) Includes 915,760 shares of Common Stock currently issuable upon the exercise of certain Series X Preferred Stock. As of the close of business on June 4, 2018, the Series X Preferred Stock Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 7,500,002 shares of Common Stock, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,846,430 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,846,430 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,846,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON*

CO

(1) Includes 915,760 shares of Common Stock currently issuable upon the exercise of certain Series X Preferred Stock. As of the close of business on June 4, 2018, the Series X Preferred Stock Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 7,500,002 shares of Common Stock, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,846,430 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,846,430 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,846,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON*

IN

(1) Includes 915,760 shares of Common Stock currently issuable upon the exercise of certain Series X Preferred Stock. As of the close of business on June 4, 2018, the Series X Preferred Stock Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain Warrants to acquire 7,500,002 shares of Common Stock, as a result of the Warrants Limitation. As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 171757107

Item 1(a).	Name of Issuer:

Cidara Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if None, Residence

Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

CUSIP NO. 171757107

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

171757107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 445,231 shares of Series X convertible preferred stock, (the “Series X Preferred Stock”) convertible for an aggregate of 4,452,310 shares of Common Stock. Each share of Series X Preferred Stock is convertible into 10 shares of Common Stock. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion Limitation”). As of the close of business on June 4, 2018, the Series X Preferred Stock Conversion Limitation limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons to 915,760 out of the 4,452,310 shares of Common Stock underlying the Series X Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 91,576 shares of the Series X Preferred Stock owned by BVF would be converted and the remaining 125,074 shares of the Series X Preferred Stock owned by BVF, the 147,512 shares of the Series X Preferred Stock owned by BVF2, the 35,747 shares of Series X Preferred Stock owned by Trading Fund OS and the 45,322 shares of Series X Preferred Stock held in certain of the Partners managed accounts (the “Partners Managed Accounts”) would not be converted, thereby bringing the Reporting Persons to the Conversion Limitation.

CUSIP NO. 171757107

In addition to the Series X Preferred Stock, the Reporting Persons hold 7,500,002 Warrants exercisable for an aggregate of 7,500,002 shares of Common Stock (the “Warrants”). The Warrants have an exercise price of $6.81 per share, subject to adjustment pursuant to the terms of the Warrants. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Warrants Limitation” together with the Conversion Limitation, the “Beneficial Ownership Limitation”). As of the close of business on June 4, 2018, the Warrants Limitation limits the aggregate exercise of Warrants by the Reporting Persons to zero out of the 7,500,002 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the Warrants Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the close of business on June 4, 2018, (i) BVF beneficially owned 1,855,184 shares of Common Stock, including 915,760 shares of Common Stock issuable upon the conversion of Series X Preferred Stock held by it, and excluding (a) 1,250,740 shares of Common Stock issuable upon the conversion of Series X Preferred Stock held by it and (b) 3,649,309 shares of Common Stock issuable upon the exercise of Warrants held by it, (ii) BVF2 beneficially owned approximately 639,687 shares of Common Stock, excluding (a) 1,475,120 shares of Common Stock issuable upon the conversion of Series X Preferred Stock held by it and (b) 2,484,992 shares of Common Stock issuable upon the exercise of Warrants held by it, and (iii) Trading Fund OS beneficially owned 155,018 shares of Common Stock, excluding (a) 357,470 shares of Common Stock issuable upon the conversion of Series X Preferred Stock held by it and (b) 602,198 shares of Common Stock issuable upon the exercise of Warrants held by it.

CUSIP NO. 171757107

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 155,018 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,846,430 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS, including 196,541 shares of Common Stock held in the Partners Managed Accounts and excluding (a) 453,220 shares of Common Stock issuable upon the exercise of Series X Preferred Stock held in the Partners Managed Accounts and (b) 763,503 shares of Common Stock issuable upon the exercise of Warrants held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,846,430 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,846,430 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (i) 21,391,057 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2018, (ii) the 6,185,987 shares of Common Stock issued pursuant to a subscription agreement, as disclosed in Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 21, 2018 and (iii) certain shares of Common Stock that may be acquired upon the conversion of Series X Preferred Stock owned by the Reporting Persons, as applicable.

As of the close of business on June 4, 2018, (i) BVF beneficially owned approximately 6.5% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.3% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Accounts).

CUSIP NO. 171757107

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 171757107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2018

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

CUSIP NO. 171757107

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President